Elan Corporation, plc Treasury Building, Lower Grand Canal St. Dublin 2, Ireland T +353 1 709-4000 F +353 1 709-4700

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549 USA

November 17, 2010

Re:          Elan Corporation, plc
Form 20-F for Fiscal Year ended December 31, 2009
Filed February 29, 2010
File No. 1-13896

Dear Mr. Rosenberg:

We set forth below our responses to the Staff’s comment letter, dated November 8, 2010, containing comments with respect to our Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”). The numbered paragraphs below correspond to the numbered comments set forth in the Staff’s letter.  For your convenience, we have reproduced each comment from the Staff’s letter (in italics) immediately before our response.

Notes to Consolidated Financial Statements
3. Revenue, page 112

1.
Refer to your response to comment two. Please revise your disclosure to clarify that your “directly incurred costs” were reimbursed from Biogen Idec and disclose the nature of these costs consistent with your response.

Elan’s Response

•	We propose that in our next Form 20-F we will amend the applicable wording in each place it appears, as follows:

“…plus our directly incurred expenses on these sales, which are primarily comprised of royalties, that we incur and are payable by us to third parties and are reimbursed by the collaboration.”

18. Equity Method Investment, page 130

2.
Refer to your response to the first bullet of comment three. Please elaborate as to the reason for an approximately $100 million basis difference on a $235 million equity method investment that is solely attributable to the difference in valuation of the specific long-lived assets transferred upon the formation of Janssen AI. In your response, please explain to us why the magnitude of this difference is so substantial when it appears that both you and Janssen AI are required to value these assets using inputs and assumptions that market participants would use in pricing assets under ASC Topic 820. Please explain why your estimate of future revenues from certain long-lived assets varied significantly from that of Janssen AI, since your 49.9% interest in Janssen AI presumably granted you some involvement in the estimation process.

Elan’s Response

•	We had no involvement in Janssen AI’s estimation process for the recording of the initial carrying value of the specific long-lived assets in their financial statements.

•
Our understanding, which resulted from enquiry of Janssen AI’s management, is that the principal source of the difference between the valuations relates to the estimated future revenues expected to be derived from the specific long-lived assets. We are not aware of the detailed assumptions made by Janssen AI in deriving their estimate of future revenues and, accordingly, are unable to provide the explanation sought by the Staff.

We respectfully note that it is possible for different market participants to reasonably arrive at different estimates, given the high degree of inherent uncertainty involved in projecting potential revenues for highly novel products that are still in development. Some of the factors involved in projecting potential revenues include making estimates about: the likelihood and timing of approval in different markets around the world; the size of the addressable patient market; the product’s efficacy and safety profile; the pricing environment; the potential for competitor products; the degree of success of promotional activities; manufacturing capacity availability; and the intellectual property position of the product.

Having regard to all of these factors, we valued the specific long-lived assets relating to the portfolio of compounds transferred to Janssen AI at $235 million. This was based on a clinical probability of success range of 15-28%, a discount rate range of 12.5-15% (representing our estimate of the weighted average cost of capital) and estimated cash flow projections with peak annual in-market sales for the Alzheimer’s Immunotherapy Program (AIP) business of $4.7 billion. We note that Johnson & Johnson stated in its Form 10-K for the fiscal year ended January 3, 2010 that its valuation of $679 million for the specific long-lived assets was calculated based on discounted cash flow projections using a 26% discount rate and with probability of success factors ranging from 40-50%. If these assumptions were applied to our estimated cash flow projections, the valuation of our specific long-lived assets would be approximately $200 million, which we believe supports our understanding that the estimate of future revenues is the principal source of the difference between the valuations and thereby explains the reason for the basis difference.

We believe the estimates made by us are reasonable and represent our management’s best judgments. Additionally, as part of the due diligence process prior to the closing of the transaction, we also obtained a contemporaneous fairness opinion from an independent investment bank that concurred with the fair value estimated by our management.

3.
In order for us to better understand your accounting for your investment in Janssen AI and your response to the second bullet of our comment three, please separately provide us with the journal entries recorded by Janssen AI as the joint venture and by you under the equity method for the following transactions:

•
Formation of Janssen AI, including your asset contribution and any contribution made by Johnson & Johnson (including the contribution of $500 million in cash by Janssen Alzheimer Immunotherapy (Holding) Limited);

•	$500 million loan from Janssen AI to Latam Properties Holdings;

•	Accrual of $49 million in losses incurred during 2009, including $39 million for research and development activities;
•	Payment of $49 million in losses incurred during 2009;
•	Extinguishment of Latam Properties Holdings’ obligation to repay the $49 million spent during 2009;
•	Your amortization of the basis difference arising at formation during 2009; and
•	Any other material transactions.

If you did not amortize the basis difference in your investment in Janssen AI, please explain to us why not.

If you did not record the $500 million funding commitment made to Janssen AI as an investee capital transaction under ASC 323-10-35-15 that created either additional paid-in capital or an additional basis difference in your equity method investment, please explain why you were not required to record it by referencing the authoritative accounting guidance you relied upon to support your position.

Elan’s Response

•
Please refer to Appendix I for the requested journal entries. The journals shown for Janssen AI are presented based on our understanding of the Janssen AI unaudited financial information and discussions with Janssen AI’s management. Under the Shareholders’ Agreement, we are allowed access, upon reasonable advance notice, to examine the books and records of Janssen AI and its subsidiaries, although we have not considered it necessary to exercise this right thus far.

•	In accordance with ASC 323-10-35-5, we did not amortize the basis difference in our investment in Janssen AI. ASC 323-10-35-5 states:

“The amount of the adjustment of the carrying amount shall be included in the determination of net income by the investor, and such amount shall reflect adjustments similar to those made in preparing consolidated statements including the following adjustments:

…b.Basis differences. Adjustments to amortize, if appropriate, any difference between
investor cost and underlying equity in net assets of the investee at the date of   investment.”

The specific long-lived assets giving rise to the basis difference are primarily comprised of in-process research & development (IPR&D) assets that are not yet available for use and, in accordance with ASC Topic 350, were not amortized by Janssen AI in the period since formation. Thus, an adjustment to amortize the basis difference, similar to those made in preparing consolidated financial statements, is not appropriate because the net loss reported by Janssen AI for the period does not include any amortization expense relating to the IPR&D assets. If the development program is successful and an approved product is launched, Janssen AI will amortize the IPR&D assets over the expected useful life of the assets and, in accordance with ASC 323-10-35-5, we will commence the amortization of the basis adjustment over the same period. If the IPR&D assets were considered by Janssen AI to be impaired, for example if the development program was halted early for safety or lack of efficacy reasons, we will recognize the basis difference adjustment in line with the impairment loss recognized by Janssen AI.

•
Upon formation of Janssen AI, we received a 49.9% equity interest in consideration for the transfer of the AIP business to Janssen AI, and Johnson & Johnson received a 50.1% equity interest in consideration for the $500 million equity subscription made to Janssen AI. In accordance with ASC 323-10-35-15, we did not record the $500 million equity subscription made to Janssen AI as an investee capital transaction because this transaction did not affect our 49.9% share of the shareholders’ equity of Janssen AI. In addition, the $500 million equity subscription did not create an additional basis difference in our equity method investment because the $500 million equity subscription has been excluded from our share of the book value of the net assets of Janssen AI, as we have no entitlement to any portion of it.

4.
In order for us to better understand the economic structure of Janssen AI’s business and how it relates to the accounting addressed in the preceding comment, please address the comments below. As Janssen AI is an Irish Unlimited Company, please clarify whether this form of legal entity permits the allocation and distribution of earnings on any basis other than based on ownership percentages. To the extent you allocate the first $500 million of Janssen AI development expenses to Johnson & Johnson based on contractual arrangements outside the Articles of Association, including the Shareholders’ Agreement filed as Exhibit 4(a)(7) to your Form 20-F, please address the following:

•
Please explain the conditions under which the $500 million funded by Janssen Alzheimer Immunotherapy (Holding) Limited to Janssen AI are refundable. In your response, please clarify whether the repayment is dependent on Latam Properties Holdings repaying its loan from Janssen AI;

•	Please explain who primarily performs the research and development activities of Janssen AI;
•
Please explain how the $49 million in losses incurred during 2009 were funded, since the $500 million of funding from Janssen Alzheimer Immunotherapy (Holding) Limited was loaned immediately to Latam Properties Holdings;

•	Please explain why Janssen AI granted a $500 million loan to Latam Properties Holdings;
•	Please explain the conditions under which Janssen AI may demand repayment of its $500 million loan to Janssen Alzheimer Immunotherapy (Holding) Limited without board approval; and
•
Please explain whether Johnson & Johnson is entitled to recoup in any way any portion of the $500 million of initial funding commitment once it is spent. Please clarify, for example, whether Johnson & Johnson is entitled to the first $500 million upon dissolution or sale of Janssen AI or to the first $500 million in future profits. If not, please elaborate why deviation from the requirement in ASC 323-10-35-4 to recognize your share of Janssen AI’s losses based on your ownership percentage is warranted given that Johnson & Johnson has no preferential interest in the underlying research and development expenditures.

To the extent that terms addressing the above comments are stated explicitly in your agreements involving Janssen AI, please reference the relevant sections of the agreements.

Elan’s Response

The economic structure of Janssen AI’s business can be summarized as follows: Elan, as a 49.9% shareholder in Janssen AI, has a 49.9% interest in the AIP assets and rights that were transferred to Janssen AI, a 0% interest in the initial $500 million funding provided to Janssen AI by Johnson & Johnson, and a 49.9% interest in any future profits earned by Janssen AI, along with potential royalties. Johnson & Johnson, as a 50.1% shareholder in Janssen AI, has a 50.1% interest in the AIP assets and rights, a 100% interest in the initial $500 million of funding provided by it to Janssen AI, and a 50.1% interest in any future profits earned by Janssen AI (after deduction of any royalties paid to Elan). Johnson & Johnson’s obligation to provide the initial $500 million of funding to Janssen AI does not provide it with any preferential interest in future profits that may result from the funding of these activities.

The economic interest in the $500 million funding provided by Johnson & Johnson remains with Johnson & Johnson. Thus, to the extent these monies are not spent, then any unspent amount is returned to Johnson & Johnson as a Priority Dividend as described below. To the extent the monies are spent, that cost is solely borne by Johnson & Johnson with no clawback or other contribution mechanism from Elan, whether directly by way of direct funding to Janssen AI or indirectly (such as by way of a temporary reduction in Elan’s profit share percentage below its shareholding percentage). By way of illustration, if the program were to be halted because of failure in development, then any of the $500 million spent up until that point would be borne solely by Johnson & Johnson. If the program were successfully developed at a cost to Janssen AI of $0.5 billion and subsequently generated cumulative post-development profits for Janssen AI of $1.0 billion, then Janssen AI’s cumulative economic benefit of $0.5 billion would be shared $0.5 billion to Elan and $nil to Johnson & Johnson. If the cumulative post-development profits of Janssen AI were $10 billion then its cumulative economic benefit of $9.5 billion would be shared $5.0 billion to Elan and $4.5 billion to Johnson & Johnson. These examples ignore the potential payment of royalties to Elan which might occur depending on the pattern of revenues, and which would result in a greater share of the cumulative economic benefit accruing to Elan.

•
The shareholders of an Irish unlimited company can agree under a shareholders’ agreement to distribute earnings on a basis otherwise than on strict shareholding percentages. This commitment would be contractual rather than constitutional and typically (as in this case) an Irish company would be a party to the shareholders’ agreement to bind it (as well as the shareholders). Another method of “unequal” distribution would be to have separate classes of shares in the company with differing economic rights.

•
The $500 million funded by Janssen Alzheimer Immunotherapy (Holding) Limited (“Janssen Holding”) to Janssen AI is non-refundable; however, Section 6.3 of the Shareholders’ Agreement provides that any unrepaid portion of the $500 million loan to Latam Properties Holdings (“Latam”) is the “Priority Dividend Amount” and Section 7.1(b) of the Shareholders’ Agreement provides that any Priority Dividend Amount will be paid to the shareholders of the Janssen AI Class O-J shares which are held by Johnson & Johnson entities. Through this mechanism any unused portion of the $500 million capital contribution will be retained by Johnson & Johnson.

•
Employees of Janssen AI’s wholly-owned subsidiary, Janssen Alzheimer Immunotherapy, Inc., employees of other subsidiaries of Johnson & Johnson, and contractors (including those employed at clinical trial sites) primarily perform the research and development of Janssen AI. Elan has no ongoing involvement in the research and development program.

•
Section 6.3 of the Shareholders’ Agreement provides that Latam is to repay the loan at the times and in the amounts required by a majority decision of the Board of Janssen AI.  Thus, Janssen AI funds its operations by making demands for repayment on Latam.

•	It is our understanding that Janssen AI granted the loan to Latam, so that any interest income amounts earned on the underlying cash loaned to Latam would not be attributable to Janssen AI.

•
As noted above, under Section 6.3 of the Shareholders’ Agreement, until the Positive Cash Flow Date (as defined in the Shareholders’ Agreement), the Board determines the times and amounts of demands for principal repayments of the loan by Latam (we assume the Staff meant to reference Latam and not Janssen Holding).

•
Johnson & Johnson is not entitled to recoup any portion of the $500 million of initial funding commitment once it is spent. Aside from the repayment of any unspent amount of this initial funding, Johnson & Johnson is not entitled to the first $500 million upon dissolution or sale of Janssen AI or to the first $500 million in future profits. Following repayment to Johnson & Johnson of any unspent amount of the initial $500 million, then under Section 7.1 of the Shareholders’ Agreement cash, if any, then available is to be distributed, in general, on a pro rata basis to the holders of Janssen AI shares in accordance with their respective Sharing Percentage. Additionally, sections 7.1(e & f) of the Shareholders’ Agreement provide that after such time as aggregate payments received by Johnson & Johnson shareholders equal $500 million (or, if less, such portion of the initial $500 million that was actually spent), Elan is entitled to receive tiered royalty payments under the Royalty Agreement dated 17 September 2009 among Elan Pharma International Limited, Janssen AI and Janssen Pharmaceutical.

The application of the equity method described in ASC 323-10-35-4 to the losses funded by the $500 million commitment would result in an accounting treatment that is inconsistent with the principle described in ASC 323-10-05-4, which states that the equity method is an appropriate means of recognizing increases or decreases measured by GAAP in the economic resources underlying the investments. The above illustrations demonstrate that the losses incurred by Janssen AI up to the $500 million committed by Johnson & Johnson do not impact on Elan’s economic interest in Janssen AI. Therefore, the application of ASC 323-10-35-4 to these losses would result in an inappropriate decrease in Elan’s share of the economic resources underlying the investment in Janssen AI and, accordingly, we have not applied ASC 323-10-05-4 to these losses.

Exhibits

5.
We note that Exhibit 4(a)(7) refers to a number of exhibits which do not appear to have been provided. Please be aware that when you file an agreement pursuant to Item 19 of Form 20-F, you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please file a full and complete copy of Exhibit 4(a)(7), including any exhibits, schedules and appendices which may have been previously omitted.

Elan’s Response

•
We acknowledge the Staff’s comment. We do note that Item 601(b) of Regulation S-K does not require the filing of schedules and exhibits “unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.”  Although we do not believe the Shareholders’ Agreement’s exhibits which are:  Exhibit A—Memorandum and Articles of Association, Exhibit B—Form of Contribution Agreement, Exhibit C—Form of Deed Poll of Adherence, Exhibit D—Initial Contribution Agreement, Exhibit E—Loan Agreement and Exhibit F—JNJ Universal Calendar contain any material information not otherwise disclosed in the Shareholders’ Agreement or in our disclosure documents, per the Staff’s request we undertake to refile the Shareholders’ Agreement with the referenced exhibits with our 2010 Form 20-F.

We acknowledge that:  (i) we are responsible for the adequacy and accuracy of the disclosure in our Form 20-F; (ii) Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We believe that we have fully responded to the Staff’s comments.  However, if you have any questions about any of our responses or require further information, please do not hesitate to telephone me at 011-353-1-709-4063 or Elan’s Senior Vice President Group Finance and Controller, Nigel Clerkin, at 011-353-1-709-4234.

Yours sincerely,

/s/ Shane Cooke
Shane Cooke
Executive Vice President and Chief Financial Officer

Appendix I

•
Formation of Janssen AI, including your asset contribution and any contribution made by Johnson & Johnson (including the contribution of $500 million in cash by Janssen Alzheimer Immunotherapy (Holding) Limited):

Janssen AI	$m	$m
Intangible assets - In-process research and development	679
Goodwill	4
Additional paid-in capital		683

To record the transfer of the AIP business from Elan.

Cash	500
Additional paid-in capital		500

To record the capital contribution from Janssen Holding.

Elan
Equity method investment	235
Intangible assets		68
Property, plant and equipment		41
Transaction and other costs		17
Net gain on divestment of business		109

To record the equity method investment in Janssen AI and the divestment of the AIP business, including the related impairment of property, plant and equipment.

•	$500 million loan from Janssen AI to Latam Properties Holdings:

Janssen AI	$m	$m
Note receivable (Latam)	500
Cash		500

To record the loan to Latam.

Elan
No entries.

•	Accrual of $49 million in losses incurred during 2009, including $39 million for research and development activities:

Janssen AI	$m	$m
Research and development expenses	39
Selling, general and administrative expenses	10
Accrued liabilities		49

To record the accrual of operating expenses incurred during 2009.

Elan
No entries.

•	Payment of $49 million in losses incurred during 2009; and
•	Extinguishment of Latam Properties Holdings’ obligation to repay the $49 million spent during 2009:

Janssen AI	$m	$m
Cash	70
Note receivable (Latam)		70

To record the repayment of $70 million of the loan to Latam.

Accrued liabilities	49
Cash		49

To record the payment of operating expenses that were accrued during 2009.

Elan
No entries.

•	Your amortization of the basis difference arising at formation during 2009:

Elan
No entries.

•	Any other material transactions:

Janssen AI and Elan
There were no other material transactions during 2009.